YM BIOSCIENCES REPORTS FIRST QUARTER 2009
OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - November 11, 2008 - YM BioSciences Inc. (NYSE Alternext US:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today reported operational and financial results for the first quarter of fiscal 2009, ended September 30, 2008.

“We are fortunate in this difficult economic environment to have prudently gathered the cash resources which should allow us to continue development of our lead products, nimotuzumab and AeroLEF®, beyond fiscal 2009, as planned. Furthermore, the network of companies co-operating in the development of nimotuzumab has resulted in a broad late-stage clinical program for this drug for which YM bears only a fraction of the cost,” said David Allan, Chairman and CEO of YM BioSciences.

Nimotuzumab:
Nimotuzumab is an EGFR-targeting antibody that has displayed efficacy in numerous clinical trials without producing Grade III/IV toxicities, including rash, a severe and dose-limiting side-effect observed with all of the other antibodies and small molecules targeting the EGF tyrosine kinase signaling pathway. Nimotuzumab is currently undergoing three randomized trials being conducted by YM’s licensees in Europe and Asia. Complementing this activity, YM BioSciences is concentrating its own registration pathway for nimotuzumab on cancers treated with radiation-containing regimens, a strategy driven by publicly announced data demonstrating a preferential opportunity for nimotuzumab within such regimens.

Designs for YM's programs are expected to be completed by the end of calendar 2008 and will likely target two indications: brain metastases and palliative non-small-cell lung cancer - indications where the unmet medical need is clear, there is already supportive clinical evidence, patient populations are substantial and the respective markets are uncrowded. While expenditures will likely increase with this additional clinical activity, YM believes it can advance this strategy materially within its existing resources.

•
During the quarter, Daiichi-Sankyo Co., Ltd. in Japan and Kuhnil Pharmaceutical Co. in Korea, jointly initiated an 80-patient Phase II randomized, open-label trial comparing nimotuzumab plus irinotecan to irinotecan alone in patients with advanced or recurrent gastric cancer refractory to 5-FU-containing regimens. Enrolment for this trial is expected to be completed in calendar 2009 and the primary endpoint of the study is to compare progression-free survival between the two arms.

•	YM’s licensee in Europe, OncoScience AG, continues to enrol patients in a randomized Phase III study evaluating nimotuzumab in adult glioma treated with temozolomide and radiation therapy.
•	OncoScience AG is also enrolling patients in a randomized Phase IIb/IIIa trial in patients with advanced pancreatic cancer that compares gemcitabine alone to gemcitabine plus nimotuzumab.
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An application for marketing nimotuzumab has been made by Oncoscience AG to the European Medicines Agency (EMEA) based on data from a  single Phase II, open-label, single-arm, 45-patient trial in progressive pediatric diffuse, intrinsic pontine glioma (DIPG). Completion of recruitment in a single-arm, Phase III trial of nimotuzumab as first-line therapy for DIPG was reported by Oncoscience in August 2007 and preliminary data from this trial were released at ASCO in 2008. These data could be submitted to EMEA for marketing approval as a Type II variation to the current application, dependent upon the current application being accepted.

•	YM continues to enrol children with DIPG into a Phase II trial at multiple sites in the US, Canada, and Israel, and recruitment could be completed in late calendar 2009.

AeroLEF™:
AeroLEF® is YM’s proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain. YM completed an End-of Phase II meeting with the US FDA in Fiscal 2008 and is in the process of discussing AeroLEF’s® registration strategy with regulatory bodies in Europe. Once this milestone is achieved, the Company will establish the best options for aggressive development and partnering of this unique product.

Financial Results (CDN dollars)
Total revenue for the first quarter of fiscal 2009, ended September 30, 2008 was $1.7 million compared with $1.8 million for the first quarter of fiscal 2008, ended September 30, 2007. Revenue from licensees was $1.2 million for first quarter of fiscal 2009 compared with $1.1 million for the first quarter of fiscal 2008. Interest income for the first quarter of fiscal 2009 was $0.4 million compared with $0.7 million for the first quarter of fiscal 2008. The increase in revenue is due to royalty revenues the Company received from a limited sales program in Europe.  YM’s out-licensing revenue comes from various of the five out-licensing agreements with third party licensees.

Total operating expenditures for the first quarter of fiscal 2009 were $5.0 million compared to $5.6 million for the first quarter of fiscal 2008. General and administrative expenses were $1.1 million for the first quarter of fiscal 2009 compared with $2.0 million for the first quarter of fiscal 2008. Stock option expense has decreased from $1.0 million for the three months ended September 30, 2007 to $190 thousand for the three months ended September 30, 2008. Licensing and product development expenses increased to $3.8 million for the first quarter of fiscal 2009 compared to $3.5 million for the first quarter of fiscal 2008.

Costs associated with development activities for nimotuzumab increased by $187 thousand to $1.0 million for the three months ended September 30, 2008 compared to the three months ended September 30, 2007.  Expenses in the first quarter for fiscal 2009 are related to the phase II clinical trial in pediatric diffuse brain stem glioma and manufacturing. Expenses in the first quarter of fiscal 2008 were primarily associated with the Phase II clinical trial in colorectal cancer.

Costs associated with development activities for AeroLEF™ increased by $249 thousand to $513 thousand for the three months ended September 30, 2008 compared to $264 thousand for the three months 30, 2007.  Last year, the costs include transferring the manufacturing to a contract manufacturer in the U.S.A, wrapping up the phase IIb study in acute pain, and preparing the submissions to the U.S. F.D.A.  This year’s costs mainly consist of consulting costs related to the new marketing and regulatory initiatives in Europe.

Costs related to development activities for tesmilifene for the three months ended September 30, 2008 decreased by $160 thousand to $284 thousand compared to $444 thousand for the three months in the prior year.  Costs for the three months ended September 30, 2008 consisted mainly of winding down the DEC study, completing the pharmacokinetics studies, and maintaining the patent portfolio. Our current plans call for an increase in expenditures for both nimotuzumab and AeroLEF™ but the timing will be subject to regulatory approvals.

Net loss for the first quarter of fiscal 2009 was $3.2 million ($0.06 per share) compared to $3.6 million ($0.06 per share) for the same period last year.

As at September 30, 2008 the Company had cash and cash equivalents and short-term deposits totaling $54.6 million and payables and accrued liabilities totaling $2.5 million compared to $58.1 million and $2.0 million respectively at June 30, 2008. The Company’s short-term deposits are bankers’ acceptances issued by Canadian Schedule A banks, maturing in less than one year. Taking into consideration the restricted and unrestricted cash and short-term deposits, management believes that the cash and short-term deposits at September 30, 2008 are sufficient to support the Company’s activities beyond the next year. The Company plans to expend funds to continue the development of nimotuzumab and AeroLEF™.  There are also ongoing activities directed at out-licensing commercial rights for these products and for tesmilifene.

As at September 30, 2008 the Company had 58,216,309 common shares outstanding, of which 2,380,953 common shares are held in escrow to be released contingent upon the completion of certain milestones

AGM Announcement
YM BioSciences’ Annual and Special Meeting of Shareholders will be held on November 20th, 2008 at 4:00 p.m. at the Gallery of the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

About YM BioSciences
YM BioSciences Inc. is a company that identifies, develops and commercializes differentiated products principally in the area of oncology for patients worldwide.  The Company is developing nimotuzumab, a humanized monoclonal antibody, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. Nimotuzumab is in development targeting multiple tumour types in combination with radiation, chemoradiation and chemotherapy. The drug, which is approved for marketing in eight countries, is significantly differentiated from all other currently marketed EGFR-targeting agents because of a remarkably benign side-effect profile. In approximately 3,000 patients treated worldwide, to date, no Grade III/IV rash has been reported and reports of any of the other side-effects that are typical of EGFR-targeting molecules have been rare. AeroLEF® is in development for the treatment of moderate to severe pain, including cancer pain. The product completed a randomized trial in 2007 and is being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-646-378-2931	Tel. +1-416-815-0700 x 229
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

Nominated Adviser
Canaccord Adams Limited
Ryan Gaffney
Tel. +44 (0)20 7050 6500

 Summary financial statements attached:

YM BIOSCIENCES INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	September 30,	June 30,
	2008	2008
	(Unaudited)

Assets

Current assets:
Cash and cash equivalents	$12,972,210	$3,119,189
Short-term deposits	41,641,052	54,981,737
Accounts receivable	449,143	403,371
Prepaid expenses	439,201	375,133
	55,501,606	58,879,430

Property and equipment	122,473	128,400

Intangible assets	3,800,273	4,065,409

	$59,424,352	$63,073,239

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$1,163,169	$307,588
Accrued liabilities	1,332,270	1,715,024
Deferred revenue	4,261,511	4,623,340
	6,756,950	6,645,952

Deferred revenue	3,620,250	4,414,256

Shareholders' equity:
Share capital	172,921,153	172,921,153
Share purchase warrants	3,150,539	3,150,539
Contributed surplus	9,314,157	9,123,824
Deficit	(136,338,697)	(133,182,485)
	49,047,152	52,013,031

Basis of presentation
Commitments

	$59,424,352	$63,073,239

YM BIOSCIENCES INC.
Interim Consolidated Statements of Operations and Comprehensive Income
(Expressed in Canadian dollars)

	Three months ended
	September 30,
	2008	2007
	(Unaudited)

Out-licensing revenue	$1,214,945	$1,126,933
Interest income	442,621	690,392
	1,657,566	1,817,325

Expenses:
General and administrative	1,147,378	2,034,010
Licensing and product development	3,845,184	3,544,859
	4,992,562	5,578,869

Loss before the undernoted	(3,334,996)	(3,761,544)

Gain on foreign exchange	12,203	43,905

Realized gain on short-term deposits	-	93,330

Unrealized loss on short-term deposits	(140,559)	-

Other income	307,140	-

Loss before income taxes	(3,156,212)	(3,624,309)

Income taxes	-	-

Loss and comprehensive loss for the period	$(3,156,212)	$(3,624,309)

Basic and diluted loss per common share	$(0.06)	$(0.06)

Weighted average number of common shares outstanding	55,835,356	55,835,356
Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc.	2,380,953	2,380,953

YM BIOSCIENCES INC.
Interim Consolidated Statements of Deficit
(Expressed in Canadian dollars)

	Three months ended
	September 30,
	2008	2007
	(Unaudited)

Deficit, beginning of period	$(133,182,485)	$(118,296,741)

Loss for the period	(3,156,212)	(3,624,309)

Deficit, end of period	$(136,338,697)	$(121,921,050)

YM BIOSCIENCES INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Three months ended
	September 30,
	2008	2007
	(Unaudited)

Cash provided by (used in):

Operating activities:
Loss for the period	$(3,156,212)	$(3,624,309)
Items not involving cash:
Depreciation of property and equipment	18,631	34,147
Amortization of intangible assets	265,136	265,135
Unrealized loss (gain) on financial instruments	140,559	(70,377)
Stock-based compensation	190,333	1,046,628
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(109,840)	16,992
Accounts payable, accrued liabilities and deferred revenue	(683,008)	(2,194,866)
	(3,334,401)	(4,526,650)

Investing activities:
Short-term deposits, net	13,200,126	19,294,697
Additions to property and equipment	(12,704)	-
	13,187,422	19,294,697

Increase in cash and cash equivalents	9,853,021	14,768,047

Cash and cash equivalents, beginning of period	3,119,189	5,847,351

Cash and cash equivalents, end of period	$12,972,210	$20,615,398